Exhibit (a)(5)(iii)

RECKITT BENCKISER COMMENCES ALL-CASH TENDER OFFER OF $42 PER SHARE TO ACQUIRE ALL OUTSTANDING SHARES OF SCHIFF NUTRITION

Slough, England — November 16, 2012 — Reckitt Benckiser Group PLC (“Reckitt Benckiser”) today announced it has commenced its previously announced tender offer to acquire all of the outstanding shares of Schiff Nutrition International, Inc. (“Schiff”) (NYSE: SHF), a leading provider of branded vitamins, nutrition supplements and nutrition bars in the United States and elsewhere, for $42.00 per share in cash, or approximately $1.4 billion.

The tender offer will expire at 9:00 a.m., New York City time, on December 14, 2012, unless extended in accordance with the applicable rules and regulations of the SEC.  Reckitt Benckiser’s offer will be subject to Schiff and its controlling stockholders terminating their merger and related agreements with Bayer HealthCare LLC, and entering into definitive agreements with Reckitt Benckiser, and to other customary conditions, including the tender of a majority in voting power of Schiff shares of common stock, all of which will be set forth in the offering documents to be filed.

Reckitt Benckiser will file today The Offer to Purchase, Letter of Transmittal and other offering documents with the Securities and Exchange Commission (SEC).  Investors and stockholders of Schiff may obtain copies of all of the offering documents free of charge at the Securities and Exchange Commission’s website (www.sec.gov).

Morgan Stanley & Co. Limited is acting as exclusive financial adviser to Reckitt Benckiser and no one else in connection with the matters described in this announcement. In connection with such matters, Morgan Stanley & Co. Limited, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the transaction, the contents of this announcement or any other matter referred to herein.

Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as Reckitt Benckiser’s legal advisor.

About Reckitt Benckiser

Reckitt Benckiser (RB) is a global consumer goods leader in health, hygiene and home, listed on the London Stock Exchange (LSE).  With a purpose of delivering innovative solutions for healthier lives and happier homes, RB is in the top 25 of companies listed on the LSE. Since 2000 net revenues have more than doubled and the market cap has quadrupled.  Today it is the global No 1 or No 2 in the majority of its fast-growing categories, driven by an exceptional rate of innovation. Its health, hygiene and home portfolio is led by 19 global Powerbrands including Nurofen, Strepsils Gaviscon, Mucinex, Durex, Scholl, Lysol, Dettol, Clearasil, Veet, Harpic, Bang, Mortein, Finish, Vanish, Woolite, Calgon, Airwick, and French’s, and they account for 70% of net revenue.

RB people and its culture are at the heart of the company’s success. They have an intense drive for achievement and a desire to outperform wherever they focus, including in CSR where the company has reduced its carbon footprint by 20% in 5 years and is now targeting to deliver a 1/3 reduction in water use, 1/3 further reduction in carbon and have 1/3 of its net revenue coming from more sustainable products by 2020. It is also the Save the Children charity’s largest FMCG global partner.

The company has operations in over 60 countries, with headquarters in the UK, Singapore, Dubai and Amsterdam, and sales in almost 200 countries. The Company employs approximately 32,000 people worldwide.

For more information visit www.rb.com

Forward-Looking Statements

Statements herein regarding the proposed transaction between Reckitt Benckiser and Schiff, future financial and operating results and any other statements about future expectations constitute “forward looking statements.”  These forward looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions.  Such statements are based upon current beliefs and expectations and are subject to significant risks and uncertainties.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements.  We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

Important Additional Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The solicitation and offer to buy the common stock of Schiff will only be made pursuant to an offer to purchase and related materials that the acquirer intends to file with the Securities and Exchange Commission.  Stockholders should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the offer.  Stockholders will be able to obtain the offer to purchase and related materials with respect to the tender offer free of charge at the SEC’s website at www.sec.gov or from MacKenzie Partners, Inc., Reckitt Benckiser’s Information Agent, at 800-322-2885 (toll-free) or at +1-212-929-5500 (call collect).

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Investor & Analyst Contacts:

Reckitt Benckiser (RB)

United Kingdom

Richard Joyce

Director, Investor Relations

+44 1753 217800

Media Contacts:

United States

Sard Verbinnen & Co

Jim Barron/Jared Levy

+1 (212) 687-8080

United Kingdom

Reckitt Benckiser (RB)

Andraea Dawson-Shepherd

SVP, Global Corporate Communication & Affairs

+44 1753 446447